UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 22, 2007

VOS INTERNATIONAL, INC.
(Exact Name of Registrant as Specified in its Charter)

Colorado	000-27145	33-0756798
(State of Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

13000 Danielson Street, Suite J
Poway, California 92064
(Address of Principal Executive Offices)

(858) 679-8027
Registrants Telephone Number

.
(Former Name or Address of Registrant)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

On February 22, 2007, Richard Matulich resigned from the VOS International. Inc. Board of Directors effective on February 26, 2007. Mr. Matulich has also resigned as Chief Operating Officer (COO).

His resignations are based on his desire to pursue other interests and are not related to any disagreement on any matter relating to the Company's operations, policies or practices.

A vacancy will remain on the Board of Directors until a replacement can be appointed by the remaining board members or by shareholder vote at the next shareholder meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VOS International, Inc.

Date: February 26, 2007

By: \s\ Allan Ligi, President
Name: **Allan Ligi**
Title: President
Principal Executive Officer